

Kim Terry · 3rd

C-Level Consultant - Direct to Consumer, Subscriptions, Technology Transformation & Operational Improvements

Westlake Village, California · 500+ connections · Contact info

LaVenta Partners

Sonoma State Unive

Providing services

Management Consulting and Business Consulting

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Experience

Founding Partner

LaVenta Partners

Jan 2020 – Present · 5 mos

Calabasas CA

A collective of Direct to Consumer experts, growing client companies.

C-Level Advisor-Consultant

Subscription Systems, LLC

May 2018 – Present · 2 yrs 1 mo

Greater Los Angeles Area

We help you to build a successful recurring revenue business.

Our four service areas:

1. Advisory, strategy, & systems architecture for recurring revenue businesses ...see mor

Distinguished Fellow
Avasant
Nov 2019 – Present · 7 mos
Greater Los Angeles Area

Founding Member - Technology Advisor
Takezō™, LLC
Mar 2019 – Present · 1 yr 3 mos
Greater Los Angeles Area

Founding Member - CIO at Takezō™, LLC

Member Of The Board Of Advisors
EVVEMI, Inc.
Jan 2019 – Present · 1 yr 5 mos
Greater Los Angeles Area

EVVEMI is the first ever personalized recommendation and engagement platform for beauty and wellness services, driven by data. EVVEMI utilizes hair data, epigenetics (allergies, nutrition, etc.), behavior, and data from thousands of successful hair services to direct the righ products and services, to the right person, at the right time throughout the beauty r ...see mor

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Education

Sonoma State University
BA, Business Management

University of California, Los Angeles
Anderson School, “Managing the Information Resource” program, IT Management
1999 – 1999

Caltech
Industrial Relations management courses, Management Leadership
1998 – 1998

Skills & Endorsements

Executive Management · 40

Endorsed by **Mike DiGregorio, who is highly skilled at this**

Endorsed by **4 of Kim's colleagues at Guthy|Renker**

Leadership · 98

Endorsed by **Kyle Willis, who is highly skilled at this**

Endorsed by **3 of Kim's colleagues at Oc LLC**

IT Strategy · 99+

Endorsed by **Sina Moatamed and 1 other who is highly skilled at this**

Endorsed by **3 of Kim's colleagues at Oc LLC**

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Recommendations

Received (11) Given (13)

Rick Wong
Software Engineering and Product Leadership
April 9, 2019, Rick was a client of Kim's

Kim is one of the most knowledgeable and pleasant technic leaders I have had a chance to work with. His ability to dige systems and needs is second only to his ability to understa business dynamics and technical teams. During Kim's engagement with us, he was able to provide a very h... See

George Morris
Chief Security Officer at OceanX, LLC
May 10, 2018, George reported directly to Kim

I had the pleasure of working with Kim over the last 5+ year our time together at GR and OceanX, and during that time, left a number of indelible impressions with me: - Kim was a enabler, one who trusted you to do the right thing and woul micromanage your activities. He allowed for person... See n

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